SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Halcón Resources Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40537Q605
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q605	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,390,167 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,390,167 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,390,167 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.22%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 40537Q605	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of the Common Stock, $0.0001 par value per share (the “Common Stock”), of Halcón Resources Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1000 Louisiana Street, Suite 1500, Houston, TX 77002.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by Fir Tree Capital Management LP, a New York limited partnership (“Fir Tree” or the “Reporting Person”). Fir Tree is the investment manager to certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the “Fir Tree Funds”), and has been granted investment discretion over portfolio investments, including the Common Stock held by the Fir Tree Funds.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Person is 55 West 46th Street, 29th Floor, New York, NY 10036.

(c)	Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Fir Tree is a New York limited partnership.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 40537Q605	SCHEDULE 13D	Page 4 of 8 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used a total of approximately $41,310,329 to acquire the Common Stock reported in this Schedule 13D. The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of Fir Tree Funds.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Person acquired the Common Stock because it believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On October 22, 2018, Fir Tree sent an open letter to the Board of Directors of the Issuer (the “Board”), issued in the form of a press release (the “Fir Tree Press Release”), stating, among other things, Fir Tree’s belief that the Issuer should undertake the necessary steps to increase stockholder value through the divestiture of its Pecos County acreage, deleveraging of the Issuer’s balance sheet, engaging in a stock buyback and increasing the cadence of its drilling pace with respect to certain assets. These recommendations are also included in a separate presentation to the Board (the “Fir Tree Presentation”). The foregoing summaries of the Fir Tree Press Release and Fir Tree Presentation are qualified in their entireties by the full texts of the Fir Tree Press Release and Fir Tree Presentation, which are filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D, and are incorporated herein by reference.

In addition to the above, the Reporting Person and its affiliates and representatives may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Person’s investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, board composition and representation, governance, management, capitalization and strategic plans. The Reporting Person may exchange information with any of the foregoing persons or other persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, board appointments, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 40537Q605	SCHEDULE 13D	Page 5 of 8 Pages

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by management or the Board of Directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to its investment in the Common Stock.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 160,654,853 shares of Common Stock issued and outstanding as of July 27, 2018 as reported in the Issuer’s Quarterly Report for the quarterly period ended June 30, 2018, filed on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2018.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Person has not effected any transaction in the Common Stock within the past sixty days.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fir Tree Funds.

(e)	Not applicable.

CUSIP No. 40537Q605	SCHEDULE 13D	Page 6 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Fir Tree Funds have economic exposure to an additional 3,160,000 shares of Common Stock pursuant to certain cash-settled equity swaps between the Fir Tree Funds and broker-dealer counterparties. Such swaps mature on July 1, 2021 and the reference prices for such swaps range from $4.29 to $4.38. The Reporting Person does not have voting power or dispositive power with respect to the Common Stock referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

Except as set forth here and in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Fir Tree Press Release, dated October 22, 2018.
2.	Fir Tree Presentation.

CUSIP No. 40537Q605	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 22, 2018

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

CUSIP No. 40537Q605	SCHEDULE 13D	Page 8 of 8 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each general partner, managing member or control person of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D except as otherwise disclosed herein.

Fir Tree Capital Management LP

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
FTCM GP LLC	General Partner	Investment Management	Delaware	55 West 46th Street, 29th Floor, New York, NY 10036

FTCM GP LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jeffrey Tannenbaum	Managing Member	Investment Management	United States	55 West 46th Street, 29th Floor, New York, NY 10036

EXHIBIT 1

Fir Tree Press Release

Fir Tree Issues Open Letter to Halcón Board

Calling for Sale of Pecos Assets

Believes Board Should De-Lever Balance Sheet, Repurchase Equity or Sell Company

NEW YORK, (October 22, 2018) – Fir Tree Capital Management LP ("Fir Tree"), manager of certain funds that together have economic exposure to approximately 7.2% of the common stock of Halcón Resources Corporation ("Halcón" or “the Company”) (NYSE: HK), today issued an open letter and presentation to the Board of Directors of Halcón complimenting the Company’s progress to date, highlighting the market’s significant lack of appreciation for Halcón’s share price and urging the Company to take specific additional steps to maximize long term shareholder value, including exploring a sale of the Company.

The presentation referenced in the letter can be found at: www.firtree.com/halcon.aspx

The full text of the letter follows:

October 22, 2018

Dear Members of the Board of Directors:

As one of Halcón's largest shareholders, we are writing, first and foremost, to reiterate our strong support for Halcón's initiatives to maximize shareholder value, including the $2.0 billion in asset sales to date and the successful development of, and recent announcement to divest, the midstream business.  These were great first steps towards maximizing shareholder value, though we believe that more can be done.

First, in addition to divesting the midstream business, the Company should sell its Pecos County acreage given it does not compete for capital when compared to the plethora of inventory in Ward County. Second, the Company should use the proceeds from both this sale and the midstream divestiture to completely de-lever its balance sheet, which will leave the Company with a substantial cash position. Third, the Company should use the remaining cash proceeds to buy back a significant amount of its undervalued stock. Finally, the Company should accelerate its drilling pace in Ward County and, as the Company has stated before, ultimately look to sell the business.

Halcón is Undervalued

Despite the Company’s recent efforts, Halcón currently trades at a steep discount, resulting in a material disconnect between Halcón’s intrinsic value and its current public market trading value. The Company presently has a Total Enterprise Value of just 4.6x 2019 EBITDA (vs. peers north of 6x) and an implied market value of ~$6,500 per acre, which is dramatically lower than its peers1, whose implied market values average over $30,000 per acre. Fir Tree believes the near term steps outlined below will highlight the Company’s value and quickly close the valuation gap.

Sell Pecos Acreage

Halcón is fortunate to have two terrific acreage positions in Pecos and Ward County. While Pecos provides extremely high quality Permian acreage, it’s not the Company’s crown jewel. Rather, the Company has two decades of higher ROIC inventory to drill in Ward County. The Company does not have excess capital or scale to drill both counties simultaneously. Therefore, Halcón is left with three choices: lever up to drill its second best acreage, sit on the acreage and do nothing, or sell it.

Given the Company’s significant Ward County acreage and an undervalued stock, we believe the rational choice is for Halcón to sell its high quality Pecos acreage to generate substantial incremental cash. Pecos is more valuable in the hands of a larger producer who can use its operational scale and strong balance sheet to drill more efficiently. On slides 6 through 8 of our presentation, we provide more rationale on our recommendation to focus drilling efforts in the more prolific Ward County and sell Pecos County.

Reduce Debt and Buy Back Stock

We understand that asset sale prices are unpredictable and market dependent, but believe that selling both its midstream business and Pecos acreage will generate enough liquidity for Halcón to pay down all of its debt and be left with an abundance of cash. Having a significant net cash position (instead of net debt) will allow the Company to buy back a large portion of its market cap, and still have enough dry powder to continue its growth in Ward County. Slide 10 of our presentation provides a detailed asset sale and buyback analysis that we believe, if implemented, will lead to a meaningful re-rating of the Company’s equity.

Ward County Pure Play

Pro forma for the above transactions, Halcón will be transformed into a Ward County pure play with a pristine balance sheet. This will solidify the following benefits:

  Highest quality acreage
  Improved drill-bit returns
  Greater than 15 years of inventory at a 4-rig pace
  Improved balance sheet
  Massive buyback = increased shareholder value
  True pure-play

___________________________

 1 Peers include Centennial Resource Development Inc. (CDEV), Diamondback Energy Inc. (FANG), Parsley Energy Inc. (PE), Jagged Peak Energy Inc. (JAG), and Callon Petroleum Company (CPE).

Strategically, one of the Board's basic obligations to shareholders is to make decisions that optimize long-term shareholder value. With a net cash position, more than 30,000 premier acres in Ward County and decades of remaining inventory to exploit, we believe Halcón would better position itself by selling its Pecos assets, returning capital to its shareholders and growing production in a disciplined manner.

To discuss the foregoing views, Fir Tree wishes to meet with the Board of Directors in order to discuss these logical next steps, which we believe will help in the Company’s efforts to achieve its highest possible shareholder returns. We look forward to your reply and to working with you towards achieving these goals.

Sincerely,

David Proman & Evan Lederman

Fir Tree Partners

About Fir Tree Partners

Fir Tree Partners, founded in 1994 and located in New York City (HQ) and Miami, is a value-oriented investment manager that manages private investment funds for endowments, charitable and philanthropic foundations, pension funds and other institutional and private investors.

# # #

For More Information Contact:

Scott Tagliarino or Taylor Ingraham

ASC Advisors LLC

(203) 992-1230

Warning Regarding Forward Looking Statements

This press release contains forward looking statements. Forward looking statements can be identified by use of words such as “outlook,” “believe,” “intend,” “expect,” “potential,” “will,” “may,” “should,” “estimate,” “anticipate,” and derivatives or negatives of such words or similar words. Forward looking statements in this press release are based upon present beliefs or expectations. However, forward looking statements and their implications are not guaranteed to occur and may not occur as a result of various risks, reasons and uncertainties. Except as required by law, Fir Tree Capital Management LP and its affiliates and related persons undertake no obligation to update any forward looking statement, whether as a result of new information, future developments, or otherwise.

CUSIP No. 40537Q605	SCHEDULE 13D	Page 10 of 8 Pages

EXHIBIT 2

Fir Tree Presentation

CONFIDENTIAL Halcón Resources Corp. (“HK”) October 2018

Disclaimer This presentation, the materials contained herein, and the views expressed herein (this “Presentation”) are for discussion and general informational purposes only. This Presentation does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. In addition, this Presentation should not be deemed or construed to constitute an offer to sell or a solicitation of any offer to buy any security described herein in any jurisdiction to any person, nor should it be deemed as investment advice or a recommendation to purchase or sell any specific security. The views expressed herein represent the current opinions as of the date hereof of Fir Tree Capital Management LP and its affiliates (collectively, “Fir Tree”) and are based on publicly available information regarding Halcón Resources (“Halcón”). Certain financial information and data used herein have been derived or obtained from, without independent verification, public filings, including filings made by Halcón with the Securities and Exchange Commission (“SEC”) and other sources. Fir Tree shall not be responsible for or have any liability for any misinformation contained in any SEC or other regulatory filing, any third party report, or this Presentation. Certain amounts, market value information, and estimates included in this Presentation have either been derived from or obtained from outside sources that Fir Tree believes to be reliable or represent the best judgment of Fir Tree as of the date of this Presentation. Fir Tree is an independent investment advisor, and its opinions and projections within this Presentation are not those of Halcón and have not been authorized, sponsored, or otherwise approved by Halcón. The information contained herein reflects projections, market outlooks, assumptions, opinions and estimates made by Fir Tree as of the date hereof and therefore such information may be deemed to constitute forward-looking statements which are subject to change without notice at any time. Such forward-looking statements may be based on certain assumptions and may involve certain risks and uncertainties, including risks and changes affecting industries generally and Halcón specifically. Given the inherent uncertainty of projections and forward-looking statements, investors should be aware that actual results may differ materially from the projections and other forward-looking statements contained herein due to reasons that may or may not be foreseeable. While the information presented herein is believed to be reliable, no representation or warranty is made concerning the accuracy of any data presented, the information or views contained herein, nor concerning any forward-looking statements. Certain information contained within the body of this Presentation is supplemented by footnotes which identify Fir Tree’s sources, assumptions, estimates, and calculations and such information should be reviewed in conjunction with the footnotes.

3 HK has undergone an incredible transformation Fir Tree commends HK management and its Board of Directors on past asset sales and transformation to a Delaware basin pure - play with substantial midstream value. Exits Bankruptcy Acquires Ward County Acreage Sept ‘16 Sept ‘17 Sept ‘18 Mar ‘17 Sells E. TX Acquires Ward & Pecos County Acreage Sells Bakken Sells Non - Op Bakken 60,000 acre Delaware Basin Pure - Play Mar ‘18

4 HK trades at a significant discount to peers Fir Tree agrees with HK management: HK’s share price is substantially undervalued, implying only ~$6,500 per Permian acre (1) . (1) Calculated assuming PDP at $25k per boepd . $450M for midstream. Share price as of 10/12/18. Valuation difference between graphic and text due to share price date, estimated value of midstream and PDP. (2) HK presentation for JPM Conference on 06/19/18. Footnotes: (1) Adjusted TEV calculated as current market cap as of 6/12/18 plu s projected net debt at 12/31/19 based on consensus forecasts. (2) Calculated as current enterprise value less value of current production at $35k per boepd . HK value also adjusted for $150M related to invested cost in infrastructure assets to date. Company Presentation (from mid June) (2) Today, HK is even cheaper at ~$6,500 per acre

(75%) (50%) (25%) 0% 25% 50% Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 HK JAG CPE CDEV PE FANG 5 Massive value creation opportunity HK has underperformed its peers (both large and small). HK: (48%) JAG: (14%) CPE: 2% PE: (1%) FANG: 0% CDEV: 6% LLEX: (21%) ROSE: (29%) HK: (48%) Large Peers: YTD Share Price Performance Small Peers: YTD Share Price Performance AXAS: (11%) Share price performance to 10/12/18.

6 Attractive Ward County economics Well results in Monument Draw are performing in - line / better than HK’s type curve. Monument Draw Results > Type Curve (1) Recreated from HK’s 2Q18 earnings presentation.

7 Attractive Ward County economics At current prices, each Monument Draw well should generate a ~$20M NPV. ~$20M PV - 10 per well (1) (1) Recreated from HK’s 2Q18 earnings presentation.

8 Ward County pure play Given abundant inventory, HK should focus solely on Ward County, it’s highest return acreage. HK should sell Pecos to realize significant value. (1) Inventory as per HK 2Q18 earnings presentation. Decades of Drilling Inventory in Ward County (1)

9 Fir Tree recommended path to success □ Spend growth capex on midstream (2 - 3x ROI) □ Sell Midstream (no MVCs, market contract) □ Revisit drilling program in Pecos □ Sell Pecos □ Use proceeds to pay down debt and repurchase stock Fir Tree applauds HK’s decision to sell its midstream and its stated goal to eventually sell the Company, but more can be done near term to increase shareholder value. 3Q18 to 2Q19 2Q19 and Beyond □ Significantly ramp drilling in Ward □ Opportunistically add Ward County acreage □ Sell Company at right price (management’s stated goal), significantly above today’s market value X X

10 Potential share price improvement If midstream and Pecos County assets are sold and proceeds are used to de - lever and buy back stock, HK share price could appreciate considerably. ~$900M of asset sales can retire all debt and… … Valuation should improve meaningfully … Repurchase 50% of shares… Potential Re - Rating

11 Benefits of new Ward County pure - play □ Highest Quality Acreage □ Improved Drill - bit Returns = 75%+ at spot oil price □ Greater than 15 years of Inventory at 4 rig pace □ Improved Balance Sheet = Zero net debt □ Massive Buyback = increased shareholder value □ True Pure - Play